

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

December 10, 2009

Robert R. Kauffman
Chief Executive Officer
Alanco Technologies, Inc.
15575 North 83rd Way, Suite 3
Scottsdale, AZ 85260

       Re: **Alanco Technologies, Inc.**
              Preliminary Revised Proxy Statement on Schedule 14A
              Filed December 9, 2009
              File No. 000-09347

Dear Mr. Kaufman:

      We have completed our review of your filing and have no further comments at this time on the specific issues raised.

                            Sincerely,

                            Maryse Mills-Apenteng
                            Special Counsel

cc: Via facsimile: (480) 607-1515
          Robert R. Kauffman